Exhibit 99.3

James Hardie Industries N.V.
Results for 4th Quarter Ended 31 March 2003

US GAAP — US$ Millions

	Three Months Ended 31 March

	FY 2003	FY 2002	% Change

Net Sales
USA Fibre Cement	$146.2	$117.3	25
Asia Pacific Fibre Cement	48.5	39.0	24
Other Fibre Cement	3.8	1.7	124

Total Net Sales	198.5	158.0	26

Net Sales	$198.5	$158.0	26
Cost of goods sold	(118.7)	(103.5)	15
Gross profit	79.8	54.5	46
SG&A	(45.9)	(29.0)	58
Research and development	(5.5)	(3.4)	62
EBIT/Operating profit before restructuring and other operating expenses*	28.4	22.1	29
Restructuring and other operating income	—	0.1	—
EBIT/Operating profit	28.4	22.2	28
Net interest expense	(2.1)	(3.3)	(36)
Other income, net	0.6	0.3	100
Operating profit/Income from continuing operations before income taxes	26.9	19.2	40
Income tax expense	(3.5)	(4.5)	(22)

Operating Profit/Income From Continuing Operations	$23.4	$14.7	59

Net Operating Profit/Net Income Including Discontinued Operations	$54.5	$16.7	226

Effective tax rate	13.0%	23.4%
Volume (mmsf)
USA Fibre Cement	297.9	265.2	12
Asia Pacific Fibre Cement	92.0	82.3	12
Average sales price per unit (per msf)
USA Fibre Cement	US$491	US$442	11
Asia Pacific Fibre Cement	A$816	A$879	(7)

Unless otherwise stated, results are for continuing operations only and comparisons are of the 4th quarter of the current fiscal year versus the 4th quarter of the prior fiscal year.

Media/Analysts enquiries, please call:
Greg Baxter, Executive Vice President: Telephone — 61 2 8274 5377 Mobile — 0419 461 368
Email — greg.baxter@jameshardie.com.au
Steve Ashe, Vice President Investor Relations: Telephone — 61 2 8274 5246 Mobile — 0408 164 011
Email — steve.ashe@jameshardie.com.au Facsimile — 61 2 8274 5218
www.jameshardie.com

Total Net Sales

Total net sales increased 26% compared to the same quarter of the previous year, from US$158.0 million to US$198.5 million.

Net sales from USA Fibre Cement increased 25% from US$117.3 million to US$146.2 million due to continued strong growth in sales volumes and higher selling prices.

Net sales from Asia Pacific Fibre Cement increased 24% from US$39.0 million to US$48.5 million due mainly to higher sales volumes and favourable exchange differences.

Net sales from Other Fibre Cement increased 124% from US$1.7 million to US$3.8 million as the Chilean flat sheet business and the USA-based FRC Pipes business continued to ramp up, following their start-up early in the 2001 calendar year.

USA Fibre Cement

Net sales increased 25% from US$117.3 million to US$146.2 million.

Sales volume increased 12% from 265.2 million square feet to 297.9 million square feet, due to strong growth in primary demand for fibre cement and increased housing construction activity.

The residential housing market remained healthy during the quarter, buoyed by low mortgage rates and strong house prices, although this was partly offset by bad weather in some regions and some softening in consumer confidence.

There were further market share gains against vinyl, which is the dominant siding material in the north, and against other materials, particularly engineered wood in the southern region of the country.

In the northern region, market penetration strategies designed to build awareness of our products’ attributes among builders, distributors and homeowners continued to help generate increased demand.

In the southern region, a greater focus on the repair and remodel segment and increased selling activity in rural areas helped to increase demand.

In the exterior products market, there was strong growth in sales of higher-priced, differentiated products such as vented soffits and Heritage® panels. Sales of the ColorPlus™ Collection of pre-painted siding almost doubled compared to the same quarter of the previous year.

In the interior cement board market, sales of HardiBacker 500™, our 1/2 inch backerboard manufactured using proprietary G2 technology, continued to grow strongly, increasing by more than 50% compared to the same quarter of the previous year.

The average selling price increased 11% compared to the same quarter of the previous year from US$442 per thousand square feet to US$491 per thousand square feet. The improvement was due to an increased proportion of sales of higher-priced, differentiated products.

During the quarter, we continued the roll out of our new XLD Trim product in targeted markets across the country.

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Asia Pacific Fibre Cement

Net sales for this segment increased 24% from US$39.0 million to US$48.5 million. Sales volume increased 12% from 82.3 million square feet to 92.0 million square feet.

Australia Fibre Cement

Net sales increased 28% from US$24.7 million to US$31.5 million. In local currency, the increase was 5%.

The growth in net sales was due to a 13% increase in sales volume, from 54.7 million square feet to 61.7 million square feet partially offset by a lower average selling price.

Residential building activity remained relatively strong during the quarter, supported by low interest rates. However, some softening in demand was evident towards the end of the quarter.

New housing approvals continued to slow, but robust residential renovation activity helped to maintain strong demand.

New Zealand Fibre Cement

Net sales increased 34% from US$9.2 million to US$12.3 million due to an increase in sales volume, partly offset by a decrease in the average selling price. In local currency, net sales increased 4%.

Sales volume increased 27% from 8.6 million square feet to 10.9 million square feet due to stronger demand arising from increased residential building activity and increased penetration of key residential and non-residential market segments.

New residential housing starts increased 17% compared to the same period of the previous year, buoyed by sustained low interest rates and strong house prices.

The new Linea® weatherboard cladding and trim product range continued to generate strong demand from all sectors of the residential market. Sales of Linea® increased 155% compared to the third quarter of this fiscal year.

Non-residential building activity during the quarter was 3% lower compared to the same period last year. The impact of this decline was partially offset by continued growth in sales of Hardipanel™ Titan, our flexible, medium density cladding product, which increased 127% compared to the same quarter in the previous year.

The average selling price decreased 9% due to an increased proportion of lower priced export sales.

Philippines Fibre Cement

Net sales decreased by 6% from US$5.1 million to US$4.8 million. In local currency, net sales decreased 3%. This was due to a lower average selling price, partly offset by a 3% increase in sales volume compared to the same quarter of the previous year, from 19.0 million square feet to 19.5 million square feet. Sales volume increased 16% compared to the third quarter of this fiscal year.

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Domestic demand continued to grow during the quarter despite building activity slowing as a result of price increases in key construction materials, war-related uncertainty and some terrorist activity in the south of the country.

The business continued to penetrate the building boards market taking further market share from the main competing material, plywood. HardiFlex® lite, a thinner, lighter sheet designed for ceiling applications, continued to generate strong sales, as did HardiFlex®, used in external ceiling and internal wall applications.

The average selling price decreased 5% compared to the same quarter of the previous year due to a lower proportion of higher-priced export sales.

Other Fibre Cement

Chile Fibre Cement

Our Chilean operation, which began commercial production in March 2001, continued to increase its penetration of the local market.

Net sales increased 171% compared to the same quarter last year due to a 132% increase in sales volume and a higher average selling price.

Domestic market conditions improved during the quarter due to the normal seasonal increase in construction activity. However, economic conditions continued to be negatively affected by economic instability in the neighbouring countries of Argentina and Brazil.

Domestic selling prices remained low during the quarter due to aggressive pricing by competitors as they continued to try to maintain their market positions.

USA FRC Pipes

Our FRC Pipes business continued to penetrate the south-east market of the United States. Net sales increased by 120% compared to the same quarter last year.

The increased sales have resulted in a doubling of our share of our targeted large diameter pipe market in Florida compared to the same period last year.

We are continuing to lower costs and improve the manufacturing performance of the plant resulting in increased output, particularly of the larger diameter pipes.

Despite a small increase in the average selling price compared to the third quarter of this fiscal year, selling prices remain low due to competitors’ use of aggressive pricing tactics in response to our market entry. The average selling price is down compared to the same quarter of the previous year.

The Florida civil construction market has remained relatively buoyant. Activity is increasing due to the start of projects funded by TEA-21 and the Florida State Mobility Act, both of which involve significant increases in government spending on highway construction.

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Gross Profit

Gross profit increased 46% from US$54.5 million to US$79.8 million due to strong improvements in USA Fibre Cement and Asia Pacific Fibre Cement. The gross profit margin increased 5.7 percentage points to 40.2%.

USA Fibre Cement gross profit increased 50% due to higher sales volumes, a higher average selling price and lower unit cost of sales as a result of manufacturing efficiencies. The gross profit margin increased 7.3 percentage points.

Asia Pacific Fibre Cement gross profit increased 25% following strong improvements from Australia Fibre Cement, New Zealand Fibre Cement and Philippines Fibre Cement, which increased 28%, 19% and 38%, respectively. Increased volumes and improved manufacturing efficiencies were major factors in the improved results. The gross profit margin increased 0.3 of a percentage point.

Adjustments Related to Stock Option Accounting

Effective in fiscal 2003, we adopted retrospectively the fair value based method of accounting for stock options as outlined in Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation (“SFAS 123”). SFAS 123 requires the company to value stock options issued based upon an option pricing model and recognize this value as compensation expense over the periods in which the options vest. Previously, the company used variable plan accounting. As a result, fiscal 2002 has been restated to reflect lower compensation cost of US$1.4 million that would have been recognised under the fair value based accounting method for all options granted, modified or settled in fiscal years beginning after 15 December 1994.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 58% compared to the same quarter last year, from US$29.0 million to US$45.9 million. The amount previously reported for fiscal 2002 is adjusted and decreased by US$1.4 million for the adoption of SFAS 123. Excluding this adjustment, this increase in SG&A expenses was due mainly to sales and marketing expenses associated with the funding of growth initiatives in the USA, redundancy costs and costs associated with the expansion of the regional operations team in Asia Pacific. SG&A expenses were 4.7 percentage points higher as a percentage of sales, at 23.1%.

Research and Development (R&D) Expenses

Research and development includes costs associated with “core” research projects that are aimed at benefiting all fibre cement business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs increased 71% to US$3.6 million.

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Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs increased 46% to US$1.9 million, reflecting a greater number of projects in the development and commercialisation phase.

Total research and development costs were 0.6 percentage points higher as a percentage of sales, at 2.8%.

EBIT/Operating Profit

EBIT increased 28% from US$22.2 million to US$28.4 million. The amount previously reported for fiscal 2002 is adjusted and increased by US$1.4 million for the adoption of SFAS 123. After this adjustment, the EBIT margin increased 0.2 of a percentage point to 14.3%.

USA Fibre Cement EBIT increased 56% from US$24.2 million to US$37.8 million. The increase was due to strong sales volume growth driven by increased primary demand for fibre cement, higher average selling prices, and lower unit cost of sales resulting from improved manufacturing efficiencies, partly offset by higher SG&A costs. The EBIT margin increased 5.3 percentage points to 25.9%.

Australia Fibre Cement EBIT decreased 25% from US$5.2 million to US$3.9 million. In local currency, the decrease was 40%. The weaker EBIT performance was due to higher SG&A expenses that included redundancy costs of US$1.6 million associated with business restructuring and a lower average selling price, partly offset by lower unit cost of sales. The EBIT margin decreased 8.7 percentage points to 12.4%. Excluding redundancy costs, EBIT increased 6% and the EBIT margin decreased 3.6 percentage points to 17.5%.

New Zealand Fibre Cement EBIT decreased 61% from US$1.3 million to US$0.5 million. In local currency, the decrease was 76%. The decrease was due mainly to redundancy costs of US$0.6 million associated with business restructuring, partly offset by increased sales volumes. The EBIT margin decreased 10.0 percentage points to 4.1%. Excluding redundancy costs, EBIT decreased 15% and the EBIT margin was 5.2 percentage points lower at 8.9%.

Our Philippines business recorded a small operating profit for the quarter due to increased domestic sales and manufacturing cost savings.

Both USA FRC Pipes and Chile Fibre Cement incurred operating losses during the quarter as these businesses continued to ramp up.

General corporate costs increased by US$4.0 million from US$3.7 million to US$7.7 million. The amount previously reported for fiscal 2002 is adjusted and decreased by US$1.4 million for the adoption of SFAS 123 and by US$0.1 million related to activities that are now a part of Other Fibre Cement. Excluding these adjustments, the increase is primarily due to increased bonus expense, in line with the significant improvement in operating profit. General corporate costs of US$7.7 million consisted of bonus expense of US$2.7 million, SFAS 123 expense of US$1.7 million, and other general costs of US$3.3 million.

Refer note 3 for the definition of EBIT and EBIT margin.

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Net Interest Expense

Net interest expense decreased by US$1.2 million from US$3.3 million to US$2.1 million as a result of a decrease in borrowings.

Income Tax/Expense

Income tax expense decreased by US$1.0 million from US$4.5 million to US$3.5 million primarily due to lower Dutch tax expense of US$1.3 million after allowing for exempt releases under our Financial Risk Reserve Regime.

Operating Profit/Income from Continuing Operations

Income from continuing operations increased by US$8.7 million, from US$14.7 million in the fourth quarter of the previous year to US$23.4 million in this quarter. Income from continuing operations previously reported for fiscal 2002 is adjusted and increased by US$1.7 million for the adoption of SFAS 123, which includes a deferred tax benefit of US$0.3 million.

Discontinued Operations

Included in Discontinued Operations is a US$30.0 million profit for the sale of the Las Vegas Gypsum land. The sale was completed on 21 March 2003 and finalised the company’s exit from the Gypsum business.

End.

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Footnotes

*	Presentation of this line item is not required under US GAAP.

Notes

1.     This Management’s Discussion and Analysis document forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation and a Results at a Glance document.

2.     Management has used EBIT before restructuring and other operating expenses because this measure provides a more accurate indication of operating performance.

3.     EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the cash generated from our operations, excluding the operating cash requirement of our interest and income taxes. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.

Disclaimer

This report contains forward-looking statements. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project”, “predict”, “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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